[redacted]

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

SECU 08029168 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-67348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-24-2006 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAF SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~601 BRICKELL KEY DR., SUITE 604~~
(No. and Street)

MIAMI FLORIDA 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE TEN POW (305) 577-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RACHLIN LLP
(Name – *if individual, state last, first, middle name*)

450 EAST LAS OLAS BLVD, 9TH FLOOR, FT LAUDERDALE FL. 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BENJAMIN MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAF SECURITIES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Notary Public State of Florida
Arlene Wong
My Commission DD602424
Expires 10/05/2010

Signature

MANAGING DIRECTOR

Title

2/28/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] ~~(a) Facing Page.~~
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**"*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAF Securities, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

PAF Securities, LLC

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION	
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8-9
Computation of Net Capital	10
Information Relating to Determination of Reserve Requirements and Possession or Control of Securities	11

Rachlin
accountants • advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
PAF Securities, LLC

We have audited the accompanying statement of financial condition of PAF Securities, LLC as of December 31, 2007, and the related statements of operations, member's equity, and cash flows for the period from NASD approval for membership (November 24, 2006) to December 31, 2007 that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PAF Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the period from NASD approval for membership (November 24, 2006) to December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rachlin LLP

Fort Lauderdale, Florida
February 28, 2008

PAF SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$ 105,242
Accounts Receivable	20,000
	$ 125,242

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable	1,000
Members' Equity	124,242
Total Liabilities and Members' Equity	$ 125,242

See notes to financial statements.

PAF SECURITIES, LLC

STATEMENT OF OPERATIONS

PERIOD FROM NASD APPROVAL FOR MEMBERSHIP (NOVEMBER 24, 2006) TO DECEMBER 31, 2007

Revenues:	
Retainer fees	$ 302,500
Expenses:	
General and administrative expenses	251,939
Income from Operations	50,561
Other Income	(35,000)
Net Income	$ 85,561

See notes to financial statements.

PAF SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

PERIOD FROM NASD APPROVAL FOR MEMBERSHIP (NOVEMBER 24, 2006) TO DECEMBER 31, 2007

Balance, November 24, 2006	$ 21,060
Members' Contributions	17,621
Net Income	85,561
Balance, December 31, 2007	$ 124,242

See notes to financial statements.

PAF SECURITIES, LLC

STATEMENT OF CASH FLOWS

PERIOD FROM NASD APPROVAL FOR MEMBERSHIP (NOVEMBER 24, 2006) TO DECEMBER 31, 2007

Cash Flows From Operating Activities:	
Net Income	$ 85,561
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:	
Changes in operating assets:	
Increase in accounts receivable	(20,000)
Decrease in other current assets	5,481
Increase in accounts payable	1,000
Net cash provided by operating activities	72,042
Cash Flows From Financing Activities:	
Member contributions	17,621
Net Increase in Cash and Cash Equivalents	89,663
Cash and Cash Equivalents, Beginning	15,579
Cash and Cash Equivalents, Ending	$ 105,242

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

PAF Securities, LLC (the Company) is a broker-dealer which became registered with the Securities and Exchange Commission (SEC) and also became a member of the National Association of Securities Dealers (NASD) on November 24, 2006. The Company engages primarily in providing advisory services related to mergers and acquisitions, restructuring and capital raising transactions. The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company does not hold customer funds or securities or owe money or securities to customers.

Revenue Recognition

Revenue is recorded when services have been performed. The Company enters into retainer agreements with its customers, which provide for monthly billings for months in which services have been performed. The retainer agreements also provide for success fees to be earned by the Company upon the successful close of a merger and acquisition, restructuring or capital raising transaction. There were no success fees earned during 2007.

In August 2007, the Company received $35,000 from the Financial Industry Regulatory Authority. This amount was a one-time payment made to all broker dealers as part of the NYSE and NASD merger. This amount is included in other income in the accompanying statement of operations.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $124,242 which was $119,242 in excess of its required net capital of $5,000.

NOTE 3. INCOME TAXES

PAF Securities, LLC is a limited liability company. As an LLC, the Company is not required to file separate tax returns. Federal income taxes are reported on the individual members' income tax returns. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

The Company is subject to potential review or examination of federal, state and local income and payroll tax returns by various taxing authorities. Additional taxes, including penalties for non-compliance, and interest, if any, will be charged to operations when determined.

NOTE 4. RELATED PARTY TRANSACTIONS

Expense-Sharing Agreement.

The Company has a written expense-sharing agreement with an entity owned 100% by the members of the Company (Pan American Finance, LLC).

The agreement stipulates which entity is responsible for payment of certain expenses incurred for the benefit of PAF Securities, LLC as an NASD-registered broker-dealer. As outlined in the agreement, expenses that are regulatory in nature will be paid by PAF Securities, LLC. Expenses that are non-regulatory in nature shall be paid by Pan American Finance, LLC, with a certain percentage to be allocated to PAF Securities, LLC for reimbursement. Non-regulatory expenses include certain overhead costs that are not directly related to the operations of the broker-dealer. Approximately $217,000 of non-regulatory expenses have been allocated to the Company during the period from NASD approval for membership (November 24, 2006) to December 31, 2007.

PAF Securities, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

Report of Independent Certified Public Accountants on Internal Control
as Required By Rule 17a-5 of the Securities and Exchange Commission

To the Members
PAF Securities, LLC

In planning and performing our audit of the financial statements of PAF Securities, LLC (the Company) for the period from NASD approval for membership (November 24, 2006) to December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and the exemptive provisions of rule 15-c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Rachlin LLP ■ 450 East Las Olas Boulevard ■ Ninth Floor ■ Fort Lauderdale, Florida 33301 ■ Phone 954.525.1040 ■ Fax 954.525.2004 ■ www.rachlin.com
An Independent Member of Baker Tilly International
MIAMI ■ FORT LAUDERDALE ■ WEST PALM BEACH

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rachlin LLP

Fort Lauderdale, Florida
February 28, 2008

PAF Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total Assets	$125,242
Less Total Liabilities	1,000
Net Worth	124,242
Less Non-Allowable Assets	-
Net Capital	124,242
Net Capital Required	5,000
Excess Net Capital	$119,242
Aggregate Indebtedness	$ -
Ratio: Aggregate Indebtedness to Net Capital	-

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) as amended for December 31, 2007 and the above calculation.

PAF Securities, LLC

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND

POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

PERIOD FROM NASD APPROVAL FOR MEMBERSHIP (NOVEMBER 24, 2006) TO DECEMBER 31, 2007

The Company operates pursuant to the (K)(2)(ii) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities to customers.

The Company was in compliance with the conditions of the exemption for the period from NASD approval for membership (November 24, 2006) to December 31, 2007.

END